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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No.___ )*

                            PEOPLE'S BANCSHARES, INC.
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                                (Name of issuer)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
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                         (Title of class of securities)

                                    709795105
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                                 (CUSIP number)

                                THOMAS F. GILLEN
                              c/o RCG KINGSTON, LLC
                          757 THIRD AVENUE, 27TH FLOOR
                            NEW YORK, NEW YORK 10017
                                 (212) 845-7990
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               August 17, 1999 **
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13Gto report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box/ /.

         NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**       This filing is a voluntary disclosure.

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CUSIP No. 709795108                         Page 1 of 6 Pages


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==============================================================================
                1 NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                      RCG Kingston Fund, Ltd.
                      The Partnership For Bank Capital, L.P. - IRS ID No.23-2613411
                      Vincent A. Smyth and Mary E. Smyth
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                2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                           (a)/X/
                           (b)/ /

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                3    SEC USE ONLY

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                4    SOURCE OF FUNDS* RCG
                     Kingston Fund, Ltd - WC
                     The Partnership For Bank Capital - WC Vincent A. Smyth and Mary E. Smyth - PF

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                5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              / /

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                6    CITIZENSHIP OR PLACE OF ORGANIZATION RCG
                     Kingston Fund, Ltd - Cayman Islands
                     The Partnership For Bank Capital, L.P. - Delaware, USA Vincent A. Smyth and Mary E. Smyth - USA
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   NUMBER OF SHARES              7          SOLE VOTING POWER
     BENEFICIALLY                                  -0-
       OWNED BY        ------------------------------------------------
         EACH                    8          SHARED VOTING POWER
      REPORTING         RCG Kingston Fund, Ltd. -  123,800
     PERSON WITH        The Partnership For Bank Capital, LP - 28,002
                        Vincent A. Smyth and Mary E. Smyth - 100,000

                       ------------------------------------------------
                                 9          SOLE DISPOSITIVE POWER
                        RCG Kingston, Fund, Ltd. - 123,800
                        The Partnership For Bank Capital, L.P. - 28,002

                       ------------------------------------------------
                                10  SHARED DISPOSITIVE POWER
                         Vincent A. Smyth and Mary E. Smyth - 100,000

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               11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       RCG Kingston Fund, Ltd. - 123,800
                       The Partnership For Bank Capital, L.P. - 28,002 Vincent A. Smyth and Mary E. Smyth - 100,000
- ---------------------------------------------------------------------
               12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                       EXCLUDES CERTAIN SHARES* / /
=======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 709795108                13D           Page 2 of 6 Pages


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               13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       RCG Kingston Fund, Ltd. - 3.73%
                       The Partnership For Bank Capital, L.P. - 0.84% Vincent A. Smyth and Mary E. Smyth - 3.01%
                       TOTAL= 6.75%
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               14      TYPE OF REPORTING PERSON* RCG
                       Kingston Fund, Ltd. - PN
                       The Partnership for Bank Capital, L.P. -PN
                       Vincent A. Smyth and Mary E. Smyth - IN

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Item 1.           Security And Issuer.
                  --------------------

                  This statement relates to the shares ("Shares") of common stock, $.10 par value ("Common Stock"), of People's Bancshares, Inc. ("Issuer"). The principal executive offices of the Issuer are located at __________________

Item 2.           Identity and Background.
                  ------------------------

         (a) Name: RCG Kingston Fund, Ltd., The Partnership For Bank Capital, L.P. and Vincent A. Smyth and Mary E. Smyth (the "Reporting Persons").

         (b) The principal business addresses of the Reporting Persons are:

         RCG Kingston Fund, Ltd. - 757 Third Avenue, 27th Floor, New York, NY 10017. The Partnership For Bank Capital, L.P. - 757 Third Avenue, 27th Floor, New York, NY 10017. Vincent A. Smyth and Mary E. Smyth - 202 East Main Street, Huntington, New York 11743.

         (c) The present principal businesses of the Reporting Persons are:

         RCG Kingston Fund, Ltd. - investment. The Partnership For Bank Capital, L.P. - investment. Vincent A. Smyth and Mary E. Smyth - Attorney and Housewife, respectively.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 709795108                13D           Page 3 of 6 Pages


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         (f) The Reporting Persons are citizens of:

             RCG Kingston Fund, Ltd. - Cayman Islands
             The Partnership for Bank Capital - Delaware, USA
             Vincent A. Smyth and Mary E. Smyth - USA

Item 3.  Source And Amount Of Funds Or Other Consideration.
         --------------------------------------------------

         The funds for this purchase were acquired from the personal funds of Vincent and Mary Smyth and the working capital of RCG Kingston Fund, Ltd and The Partnership For Bank Capital.

Item 4.  Purpose Of Transaction.
         -----------------------

         The Reporting Persons originally acquired the securities of the Issuer for investment purposes. It is now the intention of the Reporting Persons to form a group to hold discussions with management to review strategic alternatives to enhance shareholder value. The Reporting Persons may also seek to hold similar discussions with other shareholders.

         Currently, the filers have no plan or proposal which relates to the following (although he reserves the right to develop such plans or proposals):
(i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer: (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) a change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors;(v) a material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the business or corporate structure of the Issuer; (vii) any change in the Issuer's certificate of incorporation or by-laws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5.  Interest In Securities Of The Issuer.
         -------------------------------------

         RCG Kingston Fund, Ltd. is the beneficial owner of 123,800 shares of the Issuer's Common Stock (representing 3.73% of the issued and outstanding Common Stock). Of these 123,800 shares. RCG Kingston Fund, Ltd. has shared voting power over 123,800 shares and sole dispositive power over 123,800 shares.

CUSIP No. 709795108                13D           Page 4 of 6 Pages



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         The Partnership For Bank Capital, L.P. is the beneficial owner of
28,002 shares of the Issuer's common stock (representing 0.84% of the issued and outstanding Common Stock). Of these 28,002 shares, The Partnership For Bank Capital, L.P. has shared voting power over 28,002 shares and sole dispositive power over 28,002.

         Vincent A. Smyth and Mary E. Smyth, his wife, are the beneficial owners of 100,000 shares of the Issuer's common stock (representing 3.01% of the issued and outstanding Common Stock). Of these 100,000 shares, Vincent A. Smyth and Mary E. Smyth have shared voting and dispositive power over 100,000 shares

         Together, as a group, the Reporting Persons are the beneficial owners of 251,802 shares of the Issuer's Common Stock (representing 6.75% of the issued and outstanding Common Stock. Of these 251,802 shares, the Reporting persons have shared voting and dispositive power over 251,802 shares.

         During the last 60 days the following shares were acquired by each of the Reporting Persons:

         RCG Kingston Fund, Ltd. - None.

         The Partnership For Bank Capital, L.P. - None.

         Vincent A. Smyth and Mary E. Smyth, his wife - 2,500 at $20.25 on June 25, 1999.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities Of The Issuer.

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         There is no contract between the Reporting Persons or any other person with respect to any securities of the Issuer including, but not limited to transfer or voting of any security, finder's fees, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profit or losses, or the giving or holding of proxies, except as described herein.

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CUSIP No. 709795108                13D           Page 5 of 6 Pages


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                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 17, 1999

                             RCG Kingston Fund, Ltd.

                             By: /s/Thomas F. Gillen
                                 -----------------------------
                                 Thomas F. Gillen

                             The Partnership For Bank Capital,
                             L.P.

                             By: /s/Donald B. Jennings
                                 -----------------------------
                                 Donald B. Jennings

                                 /s/Vincent A. Smyth
                                 ------------------------------
                                 Vincent A. Smyth

                                 /s/Mary E. Smyth
                                 ------------------------------
                                 Mary E. Smyth


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CUSIP No. 709795108                13D           Page 6 of 6 Pages